Exhibit 99.1

SilverCrest Announces Record Production in Q1, 2015

465,391 Ounces Silver and 13,255 Ounces Gold

TSX: SVL NYSE MKT: SVLC For Immediate Release

VANCOUVER, BC - April 13, 2015 – SilverCrest Mines Inc. (“SilverCrest” or the “Company”) is pleased to announce record silver and gold production results for the first quarter (“Q1”) of 2015 from its 100% owned Santa Elena Mine located in Sonora, Mexico. Record production of 1,349,527 ounces silver equivalent (“AgEq”) for Q1 2015 is in line with 2015 corporate budget forecasts and the production guidance announced on January 15, 2015. For additional information and to view photos and videos of the Company’s Santa Elena Mine, please visit the Company’s website at www.silvercrestmines.com.

Production Highlights of Q1, 2015, vs. Q1, 2014;

•	Silver production record of 465,391 ounces; a 131% increase.
•	Gold production record of 13,255 ounces; a 76% increase.
•	AgEq(3) production record of 1,349,527 ounces; a 92% increase. (1,196,842 ounces AgEq(3) sold).
•	Average mill throughput of 3,015 tonnes per day (“tpd”); in line with nominal capacity of 3,000 tpd.
•	Average silver and gold recovery rates(2) of 60% and 91%, respectively.
•	Bullion inventory at the end of Q1 2015 included 82,445 ounces of silver and 2,524 ounces of gold.

N. Eric Fier, Chief Operating Officer, stated; “We are very pleased that Santa Elena has started 2015 strongly with record production of 1,349,527 AgEq(3) ounces, representing an increase of 92% over Q1, 2014, and 35% over Q4, 2014. Since the beginning of 2015, we have seen a dramatic improvement with mining of underground stopes, and consider the underground operations to have been substantially de-risked. During Q1, 2015, recovery rates for silver in the mill were lower than anticipated, but several improvements being implemented are expected to enable us to achieve our 2015 target recovery rate of 70%. We are continuing our optimization of the processes to improve efficiencies throughout every facet of the operation. Today’s announcement marks the first step of reaching our target of 4.0 – 4.4 million AgEq(3) ounces for 2015. SilverCrest remains attentive to strict cost controls to maintain positive cash flows at current metal prices.”

Santa Elena Mine Operating Statistics:	Q1 2015	Q1 2014 (1)	% Change	Q4 2014	% Change
Tonnes milled (t)	271,392	-	100%	268,287	1%
Average tpd milled	3,015	-	100%	2,916	3%
Average silver grade processed (g/t)	88.27	-	100%	73.83	20%
Average gold grade processed (g/t)	1.66	-	100%	1.17	42%
Silver recovery (%) (2)	60%	-	100%	62%	-3%
Gold recovery (%) (2)	91%	-	100%	89%	2%

Silver ounces produced	465,391	201,101	131%	397,509	17%
Gold ounces produced	13,255	7,545	76%	8,983	48%
AgEq ounces produced (3)	1,349,527	704,353	92%	996,656	35%

Silver ounces sold	413,250	198,800	108%	422,250	-2%
Gold ounces sold	11,748	7,650	54%	8,968	31%
AgEq ounces sold (3)	1,196,842	709,055	69%	1,020,416	17%

Ag : Au Ratio (3)	66.7:1	66.7:1	0%	66.7:1	0%

(1)	Silver and gold ounces produced for Q1 2014 consist of ounces recovered from the leach pad which commenced decommissioning during Q2 2014.
(2)	Estimated recoveries for Q1, 2015 and Q4, 2014 are as reported, based on calculated grade.
(3)	Silver equivalent (“AgEq”) ratio for Q1, 2015 of 66.7 was calculated using metal prices of $1,200/oz for gold and $18/oz for silver. For consistency with, comparative periods, the AgEq ratio reported during 2014 was changed from 60:1 to 66.7:1.

During Q1, 2015, the mill processed a quarterly record of 271,392 tonnes, with a daily average of 3,015 tpd. The plant processed 48% higher grade fresh ore (blended mix of open pit and underground ore) and 52% leach pad ore (“pad ore”). The average blended grades processed during Q1, 2015 for fresh ore were 124.78 grams per tonne (“gpt”) silver and 2.55 gpt gold, and for pad ore grades were 54.80 gpt silver and 0.85 gpt gold.

Final shutdown of the Santa Elena open pit operations due to exhausted pit reserves is planned for Q2, 2015. After shutdown of the open pit, a mill feed blend of 50% underground ore and 50% pad ore is anticipated.

Mill recovery rates for Q1, 2015 averaged 91% (target – 92%) for gold and 60% (target – 70%) for silver. The current operational focus continues to be improving silver recoveries and underground stope production. During Q1, 2015, a daily average of 1,080 tpd was mined underground. Current development and stope production for April is approximately 1,400 tpd from multiple stopes.

Release of First Quarter, 2015 Financial Results and Conference Call

SilverCrest plans to release its unaudited first quarter financial statements and MD&A after market close on Wednesday May 13, 2015. A telephone conference call to discuss these results will be held at 10am PDT (1pm EDT) on Thursday, May 14, 2015.

The Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, Chief Operating Officer for SilverCrest Mines Inc., who has reviewed and approved its contents.

SilverCrest Mines Inc. (NYSE MKT: SVLC; TSX: SVL) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, located 150 kilometres northeast of Hermosillo, near Banamichi in the State of Sonora, Mexico. The mine is a high-grade, epithermal silver and gold producer, with a current reserve estimated life of mine of 8 years and average operating cash costs of $12 per ounce of silver equivalent (64.5:1 Ag:Au based on ounces sold). SilverCrest anticipates the 3,000 tonnes per day conventional mill facility at the Santa Elena Mine should recover an average of 1.6 million ounces of silver and 33,800 ounces of gold per annum over the current reserve life. Exploration programs continue to result in discoveries at Santa Elena and have advanced the definition of a large polymetallic deposit at the La Joya property in Durango State, Mexico.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. These include, without limitation, statements with respect to: the economic viability of a project; strategic plans and expectations for the development of the Company’s operations and properties; estimates of mineral reserves and mineral resources; the amount of future production of gold and silver over any period; the amount of expected grades and ounces of metals and minerals; expected processing recoveries; expected cash operating costs and outflows; life of mine; and prices of metals and minerals.

These forward-looking statements relate to analyses and other information that are based on, without limitation, the following estimates and assumptions: presence of and continuity of metals at the Company’s projects; cost of production and productivity levels at the Santa Elena Mine; availability and costs of mining equipment and skilled labour; accuracy of the interpretations and assumptions used in calculating reserve and resource estimates; operations not being disrupted or delayed by unusual geological or technical problems; and ability to develop and finance projects.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to the fluctuations in the price of consumed commodities; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; and risks related to governmental regulations and obtaining necessary licenses and permits.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statements, except as otherwise required by applicable law.

Contact: Fred Cooper

Telephone: (604) 694-1730 ext. 108

Fax: (604) 694-1761

Toll Free: 1-866-691-1730

Email: info@silvercrestmines.com

Website: www.silvercrestmines.com

Suite 501 - 570 Granville Street, Vancouver, BC Canada V6C 3P1